No securities regulatory authority in Canada has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”). Accordingly, subject to certain exceptions, these securities may not be offered or sold within the United States of America and this short form prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities within the United States of America. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary, Farallon Resources Ltd., #1020, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 (Telephone (604) 684-6365), and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	January 9, 2008

$20,000,400
28,572,000 Common Shares

     This short form prospectus qualifies the distribution (the “Offering”) of 28,572,000 common shares (“Common Shares”) of Farallon Resources Ltd. (“Farallon” or the “Company”) at a price of $0.70 per Common Share (the “Offering Price”). The Common Shares are offered pursuant to an underwriting agreement dated December 3, 2007 between the Company and Paradigm Capital Inc. (“Paradigm”), Canaccord Capital Corporation, MGI Securities Inc. and Raymond James Ltd., (collectively the “Underwriters”). The Offering Price was determined by negotiation between the Company and the Underwriters. The outstanding common shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “FAN” and quoted on the OTCBB under the symbol “FRLLF”. The Company will apply to list the Common Shares issuable pursuant to this Offering, as well as the Common Shares issuable upon the exercise of the Compensation Options (as defined herein), on the TSX. Listing will be subject to the Company fulfilling all the requirements of the TSX. The closing price of the Common Shares on the TSX on January 8, 2008 (the last trading day before the date hereof) was $0.69.

     Investing in the Common Shares involves risk. Prospective investors should consider the risk factors described under “Risk Factors” before purchasing Common Shares.

________________________________________

Price: $0.70 per Common Share
________________________________________

		Underwriters’	Net Proceeds to the
	Price to Public	Commission(1)	Company(2)

Per Common Share	$0.70	$0.042	$0.658
Total(3)	$20,000,400	$1,200,024	$18,800,376

___________________
(1)

In consideration of the services rendered by the Underwriters in connection with the Offering, the Company has agreed to pay a cash commission to the Underwriters equal to 6% of the gross proceeds raised in the Offering.

(2)	Before deducting the expenses of the Offering, estimated to be $325,000, which will be paid out of the proceeds of this Offering.
(3)

In addition, the Company has granted to the Underwriters an option (the ‘‘Over-Allotment Option’’) to purchase up to that number of common shares equal to 15% of the Common Shares sold in the Offering (the “Over-Allotment Shares”) at the Offering Price within 30 days after the Closing Date (as defined herein) solely to cover over-allotments, if any, and for market stabilization purposes. If the Over- Allotment Option is exercised in full, the Price to Public, Underwriters’ Commission and Net Proceeds to the Company will be $23,000,460, $1,380,028 and $21,620,432, respectively. This Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Over-Allotment Shares issued upon exercise of the Over-Allotment Option. See “Plan of Distribution”.

     This Prospectus also qualifies the issue by the Company of non-transferable compensation options to each Underwriter (the “Compensation Options”). The Compensation Options entitle the Underwriters to purchase an aggregate number of common shares equal to 6% of the number of Common Shares sold pursuant to the Offering, including any Over-Allotment Shares issued, (the “Option Shares”) at the Offering Price at any time until 5:00 p.m., Vancouver time, for a period of 24 months after the Closing Date

Exercise Price or
	Maximum Size or Number of	Exercise Period /	Average
Underwriters’ Position	Securities Held	Acquisition Date	Acquisition Price
Over-Allotment Option	4,285,800 Common Shares	30 days	$0.70
Compensation Option	1,971,468 Common Shares	24 months	$0.70
Any other option granted by	Nil	N/A	N/A
issuer or insider of issuer
Total Securities under option	6,257,268 Common Shares	N/A	N/A
Other Compensation	Nil	N/A	N/A
Securities

     The Underwriters, as principals, conditionally offer the Common Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Lang Michener LLP, Vancouver, British Columbia, and on behalf of the Underwriters by Heenan Blaikie LLP, Toronto, Ontario. See “Plan of Distribution”.

     Subject to applicable laws and in connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

     Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Common Shares will be available for delivery at closing, which is expected to take place on or about December 18, 2007 or such later date as may be agreed between the Company and the Underwriters, but in any event not later February 20, 2008 (the “Closing Date”).

     All currency amounts in this prospectus are in Canadian dollars unless otherwise indicated. On January 8, 2008, CDN$1.00 was equivalent to US$1.00 as reported by the Bank of Canada. Note that the Company presents its consolidated financial statements in United States dollars.

     Paradigm Capital Inc. has agreed to fund 50% of a US$20 million bridge facility loan to be used by the Company for further pre-development of the Campo Morado Project. Accordingly, the Company may be considered to be a “connected issuer” of Paradigm, one of the Underwriters, under applicable securities legislation. See “Plan of Distribution”.

- ii -

TABLE OF CONTENTS

Documents Incorporated by Reference	2	Interests of Experts	15
Eligibility for Investment	3	Risk Factors	15
Forward Looking Statements	3	Auditors, Transfer Underwriter and Registrar	16
The Company	4	Purchasers’ Statutory Rights	16
Recent Developments	7	Auditors’ Consent	17
Use of Proceeds	11	Certificate of the Company	C-1
Capitalization	12	Certificate of the Underwriters	C-2
Plan of Distribution	12

In this Prospectus:

Company	means Farallon Resources Ltd.;

Farallon, we, our, us	means the Company and its subsidiaries;

g/t	means grams per tonne;

lb	means pound;

m	means metre;

NI 43-101	means Canadian Securities Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects;

Offered Shares	means the Common Shares offered under this Prospectus and the Over- Allotment Shares, collectively;

ounce	means Troy ounce;

Qualifying Jurisdictions	means all of the provinces of Canada, except Québec;

SEDAR	means the Canadian securities regulatory filings website where the Company’s filings including the AIF, Technical Report and other documents referred to herein can be reviewed and downloaded;

Technical Report

means “The Revised Technical report on the 2007 Program and Preliminary Assessment of the G-9 Deposit of the Campo Morado Project” authored by David Stone, P.Eng., and Stephen Godden, FIMMM, C.Eng., of MineFill Services, Inc., independent qualified persons, and David Gaunt, P.Geo., a qualified person who is not independent of the Company, dated December 27, 2007 and filed on SEDAR;

ton	means 2,000 pounds;

tonne	means metric tonne, equalling 1,000 kilograms; and

U.S. Securities Act	means the United States Securities Act of 1933, as amended.

DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed with the securities commission or similar regulatory authority in each of the provinces of Canada except Québec are specifically incorporated by reference into, and form an integral part of, this Prospectus:

  the Amended and Restated Annual Information Form of the Company dated September 21, 2007, as amended January 4, 2008 for the year ended June 30, 2007;

  the audited consolidated financial statements and the notes thereto for the years ended June 30, 2007 and 2006, together with the auditors’ report thereon and management’s discussion and analysis of financial condition and results of operations for the fiscal year ended June 30, 2007;

  the unaudited comparative interim financial statements for the three months ended September 30, 2007 and 2006 and the notes thereto, except for the notice provided under section 4.3(3)(a) of National Instrument 51-102 Continuous Disclosure Obligations, and management’s discussion and analysis of financial condition and results of operations for the three months ended September 30, 2007;

  the management information circular dated October 9, 2007 in connection with the annual general meeting of shareholders held on November 8, 2007;

  the material change report dated October 18, 2007 related to the approval of a new Shareholder Rights Plan; and

  the material change report dated December 28, 2007 announcing the preliminary assessment of the G-9 deposit.

     Material change reports (other than confidential reports), business acquisition reports, interim financial statements and all other documents of the type referred to above and any other document of the type required by National Instrument 44-101 Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with a securities commission or similar regulatory authority in Canada after the date of this Prospectus and before completion or withdrawal of this Offering, will be deemed to be incorporated by reference into this Prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary, Farallon Resources Ltd., #1020, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6 (Telephone (604) 684-6365), and are also available electronically at www.sedar.com. The Company’s filings through SEDAR are not incorporated by reference in this Prospectus except as specifically set out herein.

ELIGIBILITY FOR INVESTMENT

     In the opinion of Lang Michener LLP, counsel to the Company, and Heenan Blaikie LLP, counsel to the Underwriters, based on provisions of the Income Tax Act (Canada) (the “Tax Act”), the regulations thereunder and the proposals to amend the Tax Act and the regulations thereunder publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof, the Common Shares offered hereby, if issued and listed on the Toronto Stock Exchange on the date hereof, would be “qualified investments” under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

FORWARD LOOKING STATEMENTS

     This Prospectus, including the documents incorporated by reference, contains forward-looking statements which may not be based on historical fact. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of precious and base metals, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

     Prospective investors can identify many of these statements by looking for words such as “believe’’, “expects’’, “will’’, “intends’’, “projects’’, “anticipates’’, “estimates’’, “continues’’ or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed under “Risk Factors” in this Prospectus and in the Company’s Annual Information Form.

     The forward-looking statements contained herein are made as of the date of this Prospectus and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

THE COMPANY

General

     The Company was incorporated on July 4, 1991 under the laws of the province of British Columbia. The head office of the Company is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

     The Company is engaged in the business of acquiring ownership of, and exploring and developing precious and base metals deposits. For the past three years the Company has focused on exploring the “Campo Morado Project” which is located in Guerrero State, Mexico and comprises six government-granted mining concessions totalling approximately 11,813 hectares, located approximately 160 km south-southwest of Mexico City.

     As at September 30, 2007, Farallon had incurred aggregate exploration expenditures of approximately US$72.3 million and acquisition costs of approximately US$9 million on the Campo Morado Project. During the three months ended September 30, 2007, the Company had incurred US$10.1 million of exploration expenses.

Campo Morado Project

     The area comprising the Campo Morado Project contains former producing mines which produced limited amounts of lead, silver and gold from oxidized massive sulphide material. The property hosts a number of zinc-copper-gold-silver-lead mineral deposits and zones; mineral resources estimates have been completed for five of the deposits. In 2006, the Company re-focused its work on one of these deposits called G-9. In 2007, further exploration and development work took place at G-9 which is described in “Revised Technical Report on the 2007 Program and Preliminary Assessment at the G-9 Deposit, Campo Morado Project, Guerrero State, Mexico” dated December 27, 2007 (the “Technical Report”) as filed on www.sedar.com and prepared by David Stone, P.Eng., and Stephen Godden, C.Eng, FIMMM, each of whom is an independent qualified person as defined by NI 43-101, and David Gaunt, P.Geo., a qualified person as defined by NI 43-101 who is not independent of the Company.

     During fiscal 2008, Farallon plans to continue its exploration and development of the G-9 deposit at the Campo Morado Project. The Company has ordered long lead time equipment which has enabled the Company to secure all critical pieces of equipment required to have on site in order to advance towards a final production decision in the third or fourth quarter of the Company’s current fiscal year.

Estimates of Mineralization at Campo Morado Project

     These estimates were completed according to the standards of the Canadian Institute of Mining and Metallurgy (2000) as required for mining projects under NI 43-101.

     Reforma, El Rey, Naranjo and El Largo Deposits

     The mineral resource estimates for the Reforma, El Rey, Naranjo and El Largo Deposits at Campo Morado were completed by Qingping Deng, CPG, of Behre Dolbear & Company (USA) Inc. (“Behre Dolbear”), an independent qualified person as defined by NI 43-101 in June and September 2005 and summarized in the December 2006 “Technical Report on the Campo Morado Project Revised Update on the Exploration, Resources and Metallurgical Activities for the G-9 Deposit, Guerrero State, Mexico” by R. Banner, P.Eng., D. Gaunt, P.Geo., D. Kilby, P.Geo., P. Taggart, P.Eng., Q. Deng, CPG, and D. Dreisinger, P.Eng.. The estimates are tabulated below.

Mineral Resource Estimates by Zinc Grade Cut-off for the
El Largo, El Rey, Naranjo and Reforma Deposits, June and September 2005

Deposit	Category	Zinc Cut-off	Tonnes (000’s)	Gold (g/t)	Silver (g/t)	Copper (%)	Zinc (%)	Lead (%)
Reforma	Indicated	3% 4% 5% 6% 7% 8%	3,432 2,130 1,173 416 92 20	3.91 4.37 4.74 4.72 6.88 10.23	208 238 262 264 351 486	0.64 0.61 0.58 0.54 0.52 0.76	4.59 5.27 5.90 6.69 7.66 8.52	1.63 1.86 2.02 2.10 2.95 4.75
El Rey	Indicated Inferred	3% 4% 5% 6% 7% 8% 3% and 4%	1,350 820 323 106 33 14 15	2.13 2.39 2.98 3.51 5.45 6.96 2.37	126 138 162 185 230 196 91	0.50 0.52 0.53 0.48 0.57 0.72 0.54	4.46 5.01 5.88 6.99 8.32 9.69 4.63	1.02 1.13 1.33 1.65 2.45 3.24 1.47
Naranjo	Indicated Inferred	3% 4% 5% 6% 7% 8% 3%	1,954 1,124 557 237 97 5 7	2.45 2.74 3.11 3.63 3.44 2.38 2.71	128 153 178 194 182 132 101	0.67 0.67 0.66 0.53 0.54 0.37 0.41	4.49 5.24 6.00 6.79 7.21 8.07 3.25	1.22 1.46 1.82 2.25 2.33 2.85 0.94
El Largo	Indicated Inferred	3% 4% 5% 6% 7% 8% 3% 4% 5% 6% 7% 8%	6,507 4,503 2,860 1,748 990 472 1,200 539 241 114 70 41	0.89 0.85 0.79 0.74 0.73 0.71 1.49 1.49 1.41 1.31 1.16 0.90	106 115 124 133 146 157 121 138 151 153 155 144	0.36 0.35 0.34 0.34 0.33 0.33 0.60 0.53 0.42 0.36 0.32 0.28	5.15 5.89 6.69 7.47 8.23 9.08 4.33 5.30 6.43 7.48 8.09 8.58	1.11 1.24 1.39 1.53 1.72 1.89 0.85 1.02 1.30 1.53 1.73 1.96
Total	Indicated Inferred	3% 4% 5% 6% 7% 8% 3% 4% 5% 6% 7% 8%	13,243 8,577 4,933 2,507 1,212 511 1,222 554 241 114 70 41	2.03 2.12 2.14 1.79 1.54 1.27 1.51 1.51 1.41 1.31 1.16 0.90	138 153 166 163 167 171 121 137 151 153 155 144	0.49 0.47 0.45 0.40 0.37 0.36 0.60 0.53 0.42 0.36 0.32 0.28	4.84 5.57 6.37 7.26 8.11 9.06 4.33 5.28 6.43 7.48 8.09 8.58	1.25 1.41 1.59 1.70 1.88 2.05 0.86 1.03 1.30 1.53 1.73 1.96

G-9 Deposit

The mineral resources for the G-9 deposit were estimated by David Gaunt, P.Geo., who is a qualified person, but not independent of Farallon as defined under NI 43-101. These mineral estimates have been reviewed by the authors of the Technical Report as part of their due diligence for the preliminary assessment. The G-9 deposit is comprised of several zones. The mineral resources in each zone and for the total deposit, at 2% and 8% zinc cut-offs, as of November 2006 are tabulated below:

Inferred Mineral Resources Estimates by Zinc Grade Cut-off for the G-9 Deposit
at 2% and 8% Zinc Cut-offs – November 2006

Zone	Cut-off % Zn	Tonnes (000’s)	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)
Southeast	2.0	1,460	2.7	202	1.9	1.2	11.5
	8.0	890	2.3	179	2.1	1.3	15.7
North	2.0	2,370	3.7	223	1.3	1.1	7.0
	8.0	790	3.6	231	1.6	1.2	11.0
Southwest	2.0	1,250	2.0	136	0.9	0.8	3.8
	8.0	10	2.3	183	1.0	1.4	8.7
Replacement	2.0	490	1.3	86	1.0	0.8	5.4
	8.0	70	1.8	156	2.2	2.0	12.6
Total	2.0	5,570	2.8	186	1.3	1.0	7.3
	8.0	1,770	2.9	201	1.9	1.3	13.4

     Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the foregoing mineralization has been determined to be ore nor is considered to be a mineral reserve.

The Company’s “Parallel-Track” Strategy

     The Company is employing a parallel-track strategy for the G-9 deposit meaning that it is currently incurring some expenditures as if a positive production decision had already been made, when in fact such a decision has not yet been made. This strategy can be contrasted with a more conventional approach whereby expenditures of a post production-decision nature such as ordering plant and equipment, constructing heavy duty roads and power lines and site preparation are deferred until a formal production decision has been made, usually based on the results of a final feasibility study. The parallel-track strategy accepts the risks that some of these expenditures will prove to have been wasted if the production decision is negative and the property ultimately abandoned, or inefficient if a positive decision is made using a different mine plan, but weighs this risk against the benefits of potentially being in production sooner. The strategy takes into account that some of the parallel-track expenditures will benefit the project if a production decision is merely deferred. Parallel-tracking also has the advantage that in a rising market for mining plant and equipment, securing and/or acquiring equipment sooner can save money. Parallel-track costs incurred by Farallon include placing deposits for long lead-time mining and processing equipment and costs related to commencing construction of some project infrastructure such as heavy-duty access roads and power lines, site preparation and a production sized exploration access decline instead of an exploration use only decline.

     The Company based its parallel-track strategy on several factors related to the nature of the G-9 deposit that are referred to in the Technical Report. These factors include a preliminary assessment (see also below) that suggests relatively robust projected financial returns, the fact that the G-9 deposit comprises volcanogenic massive sulphide (VMS) mineralization which tends to occur in discrete sulphide rich lenses, in which problematic metal zoning is less likely to occur, and because G-9 has shown lateral persistence of grades and consistent robust metallurgical results over four separate recovery studies. As well, surface exploration drilling step-outs have continued to increase the known deposit size and continuity and the apparent amenability of the G-9 deposit to high grade stoping in the projected early stages have together led the Company to conclude that the potential benefits of a parallel-track strategy outweigh its risks. In weighing the risks of advancing some parallel-track expenditures before a positive feasibility study is in-hand, the Company also considered that a final feasibility study is itself no guarantee of capital and operating cost estimates and the overall project economics that those estimates imply.

     The Company has the flexibility to use a parallel-track strategy both because it is the sole owner of the G-9 project and because it is of the view that the G-9 project is of a quite modest size relative to the multi-billion dollar mine projects under construction elsewhere which project in the high tens of thousands of tonnes of ore being processed per day. The Company’s risk assessment also included reviews of analogous zinc-based VMS projects such as the Tizapa Project, located approximately 90 kilometers from G-9, which is currently mining lesser grade mineralization at a rate of 2000 tonnes per day (source: mining consultants, Brook Hunt & Associates Ltd, 2007 report).

     Estimating the financial investment which can be said to be at additional risk due to use of the parallel-track strategy is somewhat subjective but can be analyzed as follows. In the nine months to September 30, 2007 the Company spent approximately $32.3 million at G-9 of which $5.9 million was spent on parallel-track expenditures related to mine process plant and power supply. Spending has ramped up since September 30, 2007, and it is currently running at approximately $10 million per month in order to complete the $55 million program recommended for 2007 in a December 14, 2006 technical report. This program was modified by the Company by about 10% by re-allocating more surface exploration and reducing the length of the decline access. Based on the expected recoverability of plant and equipment purchases and deposits, the Company estimates about one-third of the parallel-track strategy expenditures are at additional risk of being later determined to have been wasted or used inefficiently to some degree, however, the Company believes that the potential time savings merits the risk.

     Subject to receipt of new 2008 program recommendations and Board approval of a budget, the Company expects that the rate of monthly expenditures could remain relatively constant through March 31, 2008, although operations can be curtailed on fairly short notice given that many costs are pursuant to short term or cancelable contracts. The Company’s goal is to have in hand a technical report recommending a final feasibility study program by March 31, 2008 leading to a near-term production decision. The Company had approximately $45.4 million cash on hand at September 30, 2007, which coupled with the $20 million bridge financing from the October 29, 2007 agreement described herein, provides sufficient working capital for this rate of expenditures through March 31, 2008. The Technical Report recommends a US$24.89 million budget through this period of time. For accounting purposes substantially all of the parallel-track costs (except equipment purchases) are being expensed so the parallel-track strategy is largely treating these costs for reporting purposes as if they were exploration expenses.

Operations

     Farallon does not have any operating revenue although, historically, it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs.

RECENT DEVELOPMENTS

Recent Work

     Encouraging drill results and preliminary metallurgical tests that indicate that the mineralization can be treated by flotation techniques, led Farallon to re-focus all its efforts toward advancement of the G-9 deposit in 2006 and 2007.

Preliminary Assessment of G-9

The following information on the preliminary assessment is summarized from the Technical Report.

     A preliminary assessment has been completed for a 1,500 tonnes per day underground operation at the G-9 deposit at the Campo Morado Project. The pre-tax results from the study indicate a 54% internal rate of return (IRR) and net present value (NPV) of US$141.8 million at an 8% discount rate.

     The preliminary assessment was based on estimated inferred mineral resources for the G-9 deposit as at November 2006. As the study uses inferred mineral resources that are geologically speculative, there is no assurance that the results of the preliminary assessment will be realized.

     The study was done in United States dollars, using long term metal prices. Key parameters and results, presented as Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), are summarized below:

Inferred resources (diluted) Above a 5% Zn cut-off	3,130,000 tonnes grading 3.05 g/t Au 200 g/t Ag 1.58% Cu 1.15% Pb 9.69% Zn
Average Annual Metal Recovery (Life-of-Mine = 6.3 years)	8,400 oz Au 1,106,000 oz Ag 11,113,000 lb Cu 5,213,000 lb Pb 72,450,000 lb Zn
Total Recovered Metal	52,800 oz Au 6,970,000 oz Ag 70,010,000 lb Cu 32,884,000 lb Pb 456,530,000 lb Zn
Average On-site Operating Cost	$48.22 per tonne milled
Start-up Capital Cost	US$124.3 million
Net Cashflow	US$223.6 million
NPV (8%)	US$141.8 million
NPV (12%)	US$113.1 million
IRR	54%
Payback Period	Slightly more than one year

     Metal prices used in the preliminary assessment were based on a review of historical trends over the past five years and general industry forecasts, and are summarized below:

Metal	Production Year End (same as fiscal year end)
	June 30, 2009	June 30, 2010	June 30, 2011	June 30, 2012	June 30, 2013	June 30, 2014	June 30, 2015
Gold (US$/oz)	550	500	500	500	500	500	500
Silver (US$/oz)	8.00	7.00	6.00	6.00	6.00	6.00	6.00
Copper (US$/lb)	2.59	2.33	2.11	1.40	1.40	1.40	1.40
Lead (US$/lb)	0.49	0.44	0.40	0.40	0.40	0.40	0.40
Zinc (US$/lb)	1.30	1.10	0.88	0.75	0.75	0.75	0.75

     The preliminary financial results were subjected to sensitivity analyses to examine the impact of varying the capital costs, operating costs and zinc metal prices. The following shows variability of the IRR and NPV (at a 0% discount rate). The analysis indicates that the Campo Morado Project is most sensitive to changes in capital costs and zinc prices and least sensitive to changes in operating costs.

NPV and IRR with varying Capital and Operating Costs
Variable Changed		-20%	-10%	0%	10%	20%
Operating Cost	NPV (US$ millions)	253.1	238.4	223.6	208.9	194.1
	IRR	58%	56%	54%	52%	51%
Capital Cost	NPV (US$ millions)	255.6	239.6	223.6	207.6	191.6
	IRR	72%	62%	54%	47%	41%

NPV and IRR with varying Zinc Metal Prices
	-20%	-10%	0%	10%	20%
NPV (US$ millions)	135.1	179.4	223.6	267.8	312.1
IRR	37%	46%	54%	62%	69%

     The study is based on compiled capital and operating costs as of September 2007, and the then current information on the mining method and rate, and metallurgical recoveries.

     Four phases of metallurgical testing has taken place on G-9 mineralization, indicating that it is amenable to conventional flotation processing. The proposed flowsheet results in production of three metal concentrates. Assumed average metal recoveries from G-9 concentrates utilized for the study are tabulated below:

Product	Metallurgical Recoveries
	Gold	Silver	Copper	Lead	Zinc
Copper Concentrate Lead Concentrate Zinc Concentrate	3% 10% 10%	10% 25% 13%	75% - -	- 45% -	- - 85%

     The preliminary assessment assumes that copper, lead and zinc concentrates will be toll-smelted and that the metals will be refined in the Far East, for sale in the Far East. The option of toll-smelting and metal refining within Mexico is being investigated by the Company. The option that yields the better financial return will likely be employed.

The preliminary assessment does not include:

  resources for the Southwest Zone;

  potential additional G-9 resources outlined by diamond drilling that has been completed since the mineral resource estimates were compiled (see “Recent Developments - Ongoing Work” below):

the Company has announced in various news releases significant intersections of massive sulphides that include intersections in step-out holes in the high-grade Southeast Zone, and the discovery of a new mineralized zone (the Abajo Zone) of high-grade material that is immediately to the north of the area in which the November 2006 resources are located.

either the upside benefit of processing, at some (as yet unspecified) future date, indicated resources from the El Largo, El Rey, Naranjo and Reforma deposits; or

the cost of rehabilitation that has not yet been defined due to further anticipated changes to the production schedule for the G-9 operation (grade and tonnes, the latter leading to a longer life-of-mine that is currently 6.3 years for a production rate of 1,500 tonnes per day), as well as the likely continued use of the G-9 plant site for future processing operations.

Ongoing Work

     The G-9 deposit was discovered in 2005 and a preliminary resource was estimated based on drilling to late in the year. Drilling in 2006 expanded the deposit leading to an update of the resource estimates in November 2006 (see “The Company – Campo Morado Project - Estimates of Mineralization at Campo Morado Project” above). Results in 2007 have continued to be positive, further expanding the area of mineralization in the G-9 deposit. Mine planning and design, as well as equipment acquisition and site preparation activities were also advanced in 2007 and the Company is continuing to advance the necessary onsite activities to work towards a final production decision in the third or fourth quarter of the Company’s current fiscal year.

     Seventy-five holes, totalling approximately 32,820 metres, were drilled at G-9 during the 2007 fiscal year (July 2006-June 2007). Another 59 holes, totalling approximately 26,170 metres, were drilled to November 30, 2007. The most important results from 2007 drilling were the expansion of the deposit through the discovery of a new sulphide lens, called Abajo, to the northeast and on the other side of the San Raphael fault. Drilling also revealed concentrations of higher precious metals grades within the deposit.

     Infill drilling of the Southeast zone was completed in October 2007. Behre Dolbear of Denver has been retained to review Farallon’s internal estimates and to assess the inferred, indicated and/or measured categories for the Southeast zone. The results of the new estimate are expected in January 2008. Ongoing infill drilling is testing the North zone and Abajo zone. Promising results have recently been released from initial infill drilling at the North Zone.

     A 4.5 metre by 4.5 metre exploration decline is currently being excavated to access the Southeast zone. The planned length of the decline is approximately 1,400 metres at a slope of -8.3%, and an additional length of 400 metres in two parallel 4.5 x 4.5 metre crosscuts are also planned, which could be used for underground drilling and test mining. At the end of November 2007, the decline had been advanced 484 metres and the ventilation decline advanced 392 metres. It is scheduled for completion in the last quarter of fiscal 2008.

Bridge Loan Facility Agreement

     Farallon Minera Mexicana, S.A. de C.V., as borrower, the Company, Farallon Resources Corp., Grupo Minero Farallon, S.A. de C.V., Grupo Minero HD, S.A. de C.V. and Minas de Arcelia, S.A. de C.V., as guarantors, N M Rothschild & Sons Limited, as agent and as a lender, and Paradigm Capital Inc., as a lender, entered into a Bridge Facility Agreement dated for reference October 29, 2007 establishing a US$20 million non-revolving bridge facility for the purpose of financing a portion of the costs of equipment acquired for the G-9 project. The obligation of the lenders to make advances under the bridge facility is subject to the satisfaction of conditions precedent, including the completion of technical, environmental, social, tax and legal due diligence and contribution of at least US$70 million in upfront equity (of which at least US$60 million must have been expended on G-9 project costs and the balance held in a manner satisfactory to the agent). The availability of the bridge facility will be cancelled if the first advance thereof is not made by January 31, 2008 (or such later date as may be agreed). The bridge facility is to be repaid by March 31, 2008. The interest rate payable under the bridge facility will be LIBOR plus 6% per annum.

The obligations of the borrower and guarantors under the Bridge Facility Agreement and related guarantees will secured by charges and security interests over substantially all of their assets. In the Bridge Facility Agreement, the Company covenants to maintain a consolidated tangible net worth (including amounts expended on G-9 project costs) of at least US$65 million and to ensure that it has at all times (on a consolidated basis) sufficient resources to meet its and its subsidiaries' obligations as they fall due. The Bridge Facility Agreement also contains other typical conditions, representations, warranties, covenants and events of default.

     With respect to the proceeds from the offering in connection to the Bridge Loan, the Bridge Loan requires that the Company maintain at all times a tangible net worth of at least $65 million and to ensure that it has at all times sufficient resources to meet its obligations as they fall due.

     The Company and lenders have also agreed to material indicative terms of a Refinancing and Development Facility of $70 million (of which $20 million is to be used to retire the Bridge Loan), the formal drafting and documentation of which has not yet been finalized. However the indicative term sheet agreed to by the Company and the lenders includes the following covenants, typical of a debt facility this size:

  Debt Service Coverage Ratio ranging from 1.25 to 2;

  Loan Life Coverage Ratio of at least 1.5; and

  Current Ratio of at least 1.20 after July 1, 2008.

     The proceeds of the current $20 million equity financing will assist the Company to stay within the restrictive covenants under the Bridge Loan and those envisioned under the larger Refinancing and Development Facility. In particular the Current Ratio covenant requires the Company to augment its current working capital position.

Accident at Campo Morado

     A vehicle accident occurred on the Campo Morado site on October 13, 2007. The driver of a truck belonging to a local contractor lost control, struck one of our employees and rolled over the side of the road and down a hill, resulting in two fatalities. The matter has been the subject of a detailed investigation. The Company believes that the results of the investigations will not have a material financial impact on the Company.

Appointment of New Chief Financial Officer

     Effective December 3, 2007, Jeffrey Mason has resigned as the Company’s Chief Financial Officer and Larry Yau, B.Sc., MBA, CA, has been appointed in his place.

USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the Common Shares, after deducting the Underwriters’ Commission and before deducting expenses of the Offering estimated to be $325,000, are estimated to be approximately $18.8 million.

     We intend to use net proceeds of this Offering, without taking into consideration the Over-Allotment Option, as follows:

Use of Proceeds	Amount

General Corporate	$5,000,000

Working Capital (to maintain financial position to remain compliant with financial covenants

Use of Proceeds	Amount
related to the Bridge Loan (as	$13,800,376
defined below))

Total	$18,800,376

     Pending the uses described above, the Company may invest all or a portion of the net proceeds in high quality short-term interest-bearing corporate securities. See also “Recent Developments - Bridge Loan Facility Agreement”.

     If the Over-Allotment Option is exercised in full the net proceeds to be received by the Company, after deducting the Underwriters’ Commission and before deducting expenses of the Offering, are estimated to be approximately $21.62 million. Those additional funds will be added to working capital.

CAPITALIZATION

     The authorized share capital of the Company consists of an unlimited number of common shares without par value, of which 289,705,318 were issued and outstanding as at January 8, 2008, and an unlimited number of preferred shares without par value, of which none are currently issued or outstanding.

     The following table shows the effect of the Offering on the issued common shares of the Company:

Description of Security	Authorized	Issued at September 30, 2007	Issued at January 8, 2008	Issued after giving effect to Offering(1)
Common Shares	Unlimited	289,705,318	289,705,318	324,534,586

(1)	Assumes issuance of 4,285,800 Common Shares on full exercise of the Over-Allotment Option and 1,971,468 Common Shares on full exercise of the Compensation Option.

     As at January 8, 2008, the Company had outstanding share purchase options to purchase up to 10,485,500 common shares with a weighted average exercise price of $0.75.

     As at January 8, 2008, the Company had the following share purchase warrants, each exercisable into one common share:

Number of Warrants	Exercise Price	Expiry Date
15,953,350	$0.60	November 17, 2008
79,945,000	$0.70	December 21, 2008
9,600,000	$0.50	December 21, 2008

     Since September 30, 2007, there have been no common shares issued pursuant to the exercise of employee stock options or share purchase warrants. The Company has granted 1.275 million stock options pursuant to its stock option plan since September 30, 2007. An aggregate of 35,000 employee stock options have been cancelled since September 30, 2007.

PLAN OF DISTRIBUTION

     Pursuant to an agreement dated December 3, 2007 (the “Underwriting Agreement”) between the Company and the Underwriters, the Company has agreed to sell the Common Shares to the Underwriters and the Underwriters

have severally agreed to purchase, subject to compliance with all necessary legal requirements and the terms and conditions of the Underwriting Agreement, all of the Common Shares, on December 18, 2007 or such other date as the Company and the Underwriters may agree, but in any event not later than January 8, 2008. The Common Shares are being sold at the price of $0.70 (the “Offering Price”), payable in cash against delivery of share certificates for the Common Shares. The Offering Price was negotiated between the Company and the Underwriters in the context of prevailing market conditions.

     The Underwriting Agreement provides for payment by the Company of a commission to the Underwriters equal to 6% of the gross proceeds raised in the Offering for various services rendered to the Company in connection with the Offering. The Company has also agreed to issue to the Underwriters the Compensation Options, which entitle the Underwriters to purchase an aggregate number of Option Shares equal to 6% of the number of Common Shares sold under the Offering at the Offering Price for a period of 24 months after the Closing Date. This Prospectus also qualifies the issue by the Company of the Compensations Options. No additional fee has been or will be paid to the Underwriters in connection with the issue of any Option Shares, other than the 6% cash commission.

     The Company has also granted to the Underwriters an Over-Allotment Option, exercisable not later than 30 days after the Closing Date, to purchase that number of Over-Allotment Shares which is equal to 15% of the number of Common Shares issued in the Offering, at the Offering Price. The Over-Allotment Option is exercisable in whole or in any part only for the purpose of covering over-allotments, if any, made by the Underwriters in connection with the Offering and for market stabilization purposes. If the Underwriters exercise the Over-Allotment Option in full, the number of Common Shares issued under the Offering will be 32,857,800. This Prospectus also qualifies the distribution of the Over-Allotment Option and Over-Allotment Shares issuable on exercise thereof.

     The obligations of the Underwriters under the Underwriting Agreement are several and not joint and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and upon the occurrence of certain stated events. However, if any of the Common Shares are purchased under the Underwriting Agreement, the Underwriters are obligated to take up and pay for all of the Common Shares that are to be purchased under the Underwriting Agreement (excluding Over-Allotment Shares that may be purchased under the Over-Allotment Option). The Underwriting Agreement also provides that the Company will indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

     Pursuant to policies of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under the Offering, bid for or purchase common shares of the Company for their own account or for accounts over which they exercise control or discretion. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of the common shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian marketplaces administered by Market Regulation Services Inc. relating to market stabilization and passive market making activities, and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Company’s common shares at levels other than those which otherwise might prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

     This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s common shares in the United States. The Offered Shares being issued in this offering have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act. Each Underwriter has agreed that it (or such U.S. broker-dealer affiliate of the Underwriter which conducts offers and sales in the United States) will not offer or sell the Offered Shares within the United States except in accordance with exemptions from the registration requirements under the U.S. Securities Act. The Underwriting Agreement provides that certain of the Underwriters, through their U.S. broker-dealer affiliates, may offer and sell the Common Shares on a substituted basis to accredited investors, as defined in Rule 501(a) of Regulation D of the U.S. Securities Act or entities owned entirely by such investors, provided such offers and sales are made in accordance with Rule 506 of Regulation D under the U.S. Securities Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Common Shares outside the United States only in accordance with Regulation S under the U.S. Securities Act. The certificates representing the Common Shares which are sold in the United States in reliance on Rule 506 of Regulation D under the U.S. Securities Act will contain a legend to the effect that the Common Shares represented thereby have not been registered under the U.S. Securities Act and may only be offered for sale pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

     Each of the Underwriters and the U.S. broker-dealer affiliates has agreed that it will not offer to sell the Common Shares, (a) as part of its distribution at any time or (b) otherwise, until 40 days after the later of the commencement of the offering and the issue date of the Common Shares, within the United States or to, or for the account or benefit of, U.S. persons, and that it will have sent each distributor, dealer or person receiving a selling concession, fee or other remuneration which purchases Common Shares from it during the distribution compliance period a confirmation or notice in substantially the following form:

“The securities covered hereby have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, (a) as part of their distribution at any time or (b) otherwise until 40 days after the later of the commencement of the offering and the closing date, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S.”

     In addition, until 40 days after the commencement of this Offering, an offer or sale of the Common Shares distributed under this Offering within the United States by any dealer (whether or not participating in this offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from such registration requirements.

     The Company has agreed in the Underwriting Agreement that, during the period ending 90 days after the closing of this Offering, the Company will not (subject to certain exceptions), without the prior consent of the Underwriters, issue or announce the issuance of any common shares or any securities convertible into or exchangeable for or exercisable to acquire common shares, except (i) common shares required to be issued pursuant to share purchase options now outstanding, (ii) issued after the date of this prospectus pursuant to share purchase options issued under the Company’s share incentive plan or common shares issued in respect of other rights currently outstanding, (iii) pursuant to a bona fide arm’s-length acquisition by the Company or one of its affiliates, or (iv) pursuant to the concurrent non-brokered private placement of up to $5.75 million of common shares to certain accredited investors.

     The Company has agreed to indemnify the Underwriters against certain liabilities and expenses, including liabilities under applicable securities legislation in certain circumstances, or to contribute to payments the Underwriters may have to make in respect thereof.

     Subscriptions for Common Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice.

     Paradigm Capital Inc. has agreed to fund 50% of a US$20 million bridge facility loan (the “Bridge Loan”) that the Company has entered into with N.M. Rothschild & Sons Limited. The funds available under the Bridge Loan will be used by the Company for further pre-development of the G-9 deposit at the Campo Morado Project. Accordingly, the Company may be considered to be a “connected issuer” of Paradigm, one of the Underwriters, under applicable securities legislation. The borrower under the Bridge Loan is the Company’s wholly-owned subsidiary, Farallon Minera Mexicana, S.A. de C.V. (“Farallon Minera”) and the Bridge Loan is guaranteed by the Company, Farallon Resources Corp., Grupo Minero Farallon, S.A. de C.V., Grupo Minero HD, S.A. de C.V. and Minas de Arcelia, S.A. de C.V. Security for the Bridge Loan includes all present and after-acquired assets of Farallon Minera, which includes all right and title in and to the Campo Morado Project. The Company is in full compliance with the terms and covenants of the Bridge Loan and no breaches of the Bridge Loan have occurred. The terms of the Offering were negotiated by Paradigm, on behalf of the Underwriters. The decision to underwrite the Offering was made independent of this relationship between the Company and Paradigm and such relationship had no influence as to the determination of the terms of the Offering. No portion of the proceeds of the Offering will be used to repay the Bridge Loan. Paradigm will not receive any benefit in connection with this Offering other than that they will receive a portion of the cash commission and the Compensation Options payable and issuable by the Company.

INTERESTS OF EXPERTS

     The following individuals are named, either in this Prospectus or in our Annual Information Form, as having prepared or co-prepared a technical report on various aspects of the Campo Morado Project: David Stone, P.Eng., Stephen Godden, C.Eng, FIMMM, Qingping Deng, Ph.D., C.P.G., David Gaunt, P.Geo., Ross Banner, P.Eng., P.Geo., Daniel Kilby, P.Geo., Peter Taggart, P.Eng., and David Dreisinger, P.Eng..

     None of those individuals holds, directly or indirectly, more than one percent of the issued and outstanding common shares of the Company.

     Certain legal matters in connection with this Offering will be passed upon by Lang Michener LLP on behalf of the Company and by Heenan Blaikie LLP, on behalf of the Underwriters. As at the date hereof, the partners and associates of Lang Michener LLP and Heenan Blaikie LLP, as a group, beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares of the Company.

RISK FACTORS

     An investment in the Company’s Common Shares is highly speculative and subject to a number of risks. A prospective purchaser of Common Shares should carefully consider the information described in this Prospectus as well as the Risk Factors set out in our Annual Information Form incorporated herein by reference and the following:

A shortage of mining equipment, supplies and services may affect the Company’s production activities and development.

     Recent high metal prices and the resulting growth in global mining activities have created a demand for mining equipment, related supplies and services that exceeds supply. For example, equipment orders often require a substantial lead time, given the competition for equipment supply. The Company has ordered critical pieces of long lead time equipment, but if additional equipment or other supplies cannot be procured on a timely basis or at a reasonable cost, expansion activities, production, development or operations could be negatively affected.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business, particularly if such conditions or events result in losses that are not recoverable through the Company’s insurance policies.

     Mining involves various types of risks and hazards, including: environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structural cave-ins or slides; flooding; fires; metals losses; and periodic interruptions due to inclement or hazardous weather conditions.

     These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incur losses related to any significant events that are not covered by it insurance policies.

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic return will differ significantly for those estimated for a project prior to production.

     Mineral resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.

     Estimates of mineral resources and resources and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques.

The Company’s mineral resources are estimates only and may not reflect the actual deposits or the economic viability of extraction.

     The figures presented for mineral resources herein and in the documents incorporated herein by reference are estimates only. The estimating of mineral resources is a subjective process and the accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from our estimates.

     Estimated mineral resources may have to be recalculated based on changes in metals prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence resource estimates.

Loss of Entire Investment

     An investment in the Common Shares is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Company.

AUDITORS, TRANSFER UNDERWRITER AND REGISTRAR

     The auditors of the Company are KPMG LLP, Chartered Accountants, Vancouver, British Columbia. The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia.

PURCHASERS’ STATUTORY RIGHTS

     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some provinces, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

To:	The Board of Directors of
Farallon Resources Ltd.

     We have read the short form prospectus of Farallon Resources Ltd. (the “Company”) dated January 9, 2008 relating to qualification for distribution of common shares of the Company. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.

     We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at June 30, 2007 and 2006 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended June 30, 2007. Our report is dated September 11, 2007.

(Signed) KPMG LLP

Chartered Accountants
Vancouver, Canada

January 9, 2008

CERTIFICATE OF THE COMPANY

Dated: January 9, 2008

     This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by the securities legislation of British Columbia, Alberta, Manitoba, Saskatchewan, Ontario, Nova Scotia, Newfoundland, Prince Edward Island and New Brunswick.

(Signed) J.R.H. (Dick) Whittington	(Signed) Larry Yau
Chief Executive Officer	Chief Financial Officer

On Behalf of the Board of Directors

(Signed) Jeffrey R. Mason	(Signed) Ronald W. Thiessen
Director	Director

C-1

CERTIFICATE OF THE UNDERWRITERS

Dated: January 9, 2008

     To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Manitoba, Saskatchewan, Ontario, Nova Scotia, Newfoundland, Prince Edward Island and New Brunswick.

PARADIGM CAPITAL INC.
By: (Signed) ANDREW PARTINGTON

CANACCORD CAPITAL CORPORATION	MGI SECURITIES INC.	RAYMOND JAMES LTD.
By: (Signed) ALI PEJMAN	By: (Signed) JOSHUA H.H. KINGSMILL	By: (Signed) JOHN M. MURPHY

C-2